UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File No. 0-52337
CUSIP No. 058785106

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Balqon Corporation

Full Name of Registrant:

Former Name if Applicable

1420 240th Street

Address of Principal Executive Office (Street and Number)

Harbor City, California 90710

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Introductory Note:  Please see the information under the caption “Cautionary Statements” below which sets forth important disclosure regarding forward-looking statements contained in this Form.

The Registrant is experiencing capital constraints which has affected its ability to have the audit of its financial statements to be included in its Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Annual Report”) completed.  Thus, the Registrant is unable to file its Annual Report in a timely manner without unreasonable effort or expense.

The Registrant has been, and currently is, actively identifying and obtaining additional financing sources to complete the audit and to renegotiate the terms of certain of its existing debt obligations.  Although, no assurances can be given that the Registrant will be successful in obtaining additional financing or renegotiating its debt obligations, the Registrant believes it will be successful in these efforts and plans to file the Annual Report on or before April 16, 2012, in compliance with Rule 12b-25.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Balwinder Samra	(310)	326-3056
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
☒ Yes ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited Preliminary Results of Operations

The following results of operations are preliminary and have not been audited or otherwise reviewed by the Registrant’s independent auditors.  The Registrant’s final, audited results of operations could be materially different from the unaudited preliminary results of operations set forth below.

The Registrant anticipates reporting net revenues of approximately $2,134,331 for the year ended December 31, 2011 as compared to net revenues of $677,745 for the year ended December 31, 2010, an anticipated increase of 215%.  The anticipated increase in net revenues was a result of increased sales of its new products, including increased sales of its drive systems to international customers and increased sales of its energy storage systems during 2011.

The Registrant anticipates reporting a gross profit of approximately $350,374 for the year ended December 31, 2011 as compared to gross profit of $66,417 for the year ended December 31, 2010.  The Registrant anticipates reporting that its gross profit margin was 16% for the year ended December 31, 2011 as compared to a gross profit margin of 10% for the year ended December 31, 2010.  The anticipated increase in gross profit margin is primarily due to higher revenues resulting from improved manufacturing utilization and reduced material costs of the Registrant’s battery systems.

The Registrant anticipates reporting a net loss of approximately $5,804,233 for the year ended December 31, 2011 as compared to a net loss of $4,302,633 for the year ended December 31, 2010.  The Registrant anticipates reporting a net loss per common share of approximately $0.16 for the year ended December 31, 2011 as compared to a net loss per common share of $0.17 for the year ended December 31, 2010.  The anticipated increased net loss in 2011 is largely attributable to an anticipated increase of approximately $1.1 million in general and administrative expense, an anticipated increase of approximately $460,034 in depreciation and amortization, an increase of $513,192 in interest expense and an anticipated increase of approximately $285,705 in research and development expenses. The increase in general and administrative expenses is primarily attributable to increases in marketing and sales expenses, legal expenses, and an increase in unapplied overhead resulting from the Registrant’s increased activities in 2011.

Cautionary Statements

This Form includes forwarding looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding Balqon Corporation and its business that are not historical facts. All statements in this Form that address activities, events, results or developments that the Registrant expects, believes or anticipates, will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by such forward-looking terminology as “expects,” “anticipates,” “believes,” “seeks,” “estimates,” and words or phrases of similar import.  With the exception of historical information, the matters discussed in this report, including without limitation, whether the Registrant will be successful in raising sufficient capital, whether the Registrant will be successful in renegotiating its debt obligations and the timing of the preparation and filing of the Registrant’s annual report on Form 10-K, are forward-looking statements.  Forward-looking statements are subject to many risks and uncertainties that could cause the Registrant’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, unforeseen technical issues; Balqon Corporation’s ability to attract sufficient additional capital to complete its audit and to manufacture its products; the viability of Balqon Corporation’s products, the ability of Balqon Corporation to attract and retain talented individuals; adverse economic and market conditions; changes in technology and governmental regulations and policies; and other events, factors and risks previously and from time to time disclosed in Balqon Corporation’s filings with the Securities and Exchange Commission, including, specifically, those factors set forth in the "Risk Factors" section of Balqon Corporation’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission.  The Registrant undertakes no obligation to update, and does not have a policy of updating or revising, the forward-looking statements in this report.

Balqon Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2012	By: /s/ Robert J. Miranda
Robert J. Miranda
Chief Financial Officer